UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Roff, David
   c/o Level Jump Financial Group, Inc.
   30 Broad Street, 28th Floor
   New York, NY  10004
   USA
2. Issuer Name and Ticker or Trading Symbol
   Level Jump Financial Group, Inc.
   LJMP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Treasurer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $0.00|11/2/0|S   |1,630,982         |D  |$0.04202   |                   |      |                           |
25                           |0     |    |                  |   |           |                   |      |                           |
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Common Stock, par value $0.00|11/2/0|G   |81,890            |D  |$0.04202   |215,628            |D     |                           |
25                           |0     |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Class C Preferred Stock |1-for-40|12/18|A   |58,000     |A  |Immed|     |Common Stock|2,320,0|(1)    |58,000      |I  |(1)         |
                        |        |/00  |    |           |   |.    |     |            |00     |       |            |   |            |
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
Explanation of Responses:
(1) These shares of Class C Preferred Stock were acquired by thestockpage.com inc. ("thestockpage"), of which the reporting person is co-owner and one of its two officers and directors, through the conversion of existing outstanding obligations owed by the Company to thestockpage in an aggregate amount of $611,594.57 (including principal and interest due). These shares are deemed to be beneficially owned by the reporting person because the reporting person is a co-owner of thestockpage and is one of its two officers and directors. The reporting person disclaims beneficial interest in these securities except to the extent of his ultimate pecuniary interest, if any, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
SIGNATURE OF REPORTING PERSON
  /s/  David Roff
DATE
February 26, 2001